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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

PUBLIC COMPANY
CNPJ No. 07.689.002/0001-89
NIRE 35.300.325.761

Call Notice

We invite the shareholders of Embraer S.A. (“Company” or “Embraer”) to attend the Annual and Extraordinary General Shareholders’ Meetings (“Meetings”), to be held, cumulatively, on April 29, 2020, at 10:00 a.m. local time, at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, to review and resolve on the following agenda:

At the Annual General Shareholders’ Meeting:

1.              To review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended on December 31, 2019;

2.              To review and resolve on the allocation of the net income for the fiscal year ended on December 31, 2019;

3.              To elect the members of the Fiscal Council;

4.              To determine the aggregate annual compensation of the Company’s management; and

5.              To determine the compensation of the members of the Fiscal Council.

At the Extraordinary General Shareholders’ Meeting:

1.              To review and resolve on the amendment of the Company’s Bylaws to modify the composition of the Strategy Committee, the People and Governance Committee and other advisory committees of the Company’s Board of Directors that may be created in order to allow such committees to be formed by at least three and a maximum of five members, most of whom must be independent members of the Board of Directors and the other members may be external members, as defined in the Company’s Bylaws; and, as detailed in the Manual and Management’s Proposal for the Meetings;

2.       To review and resolve on the amendment to the Company’s Bylaws, to include a rule on the possibility of the Company entering into an indemnity agreement (contrato de indenidade) or an indemnity policy (política de indenidade), as detailed in the Manual and Management’s Proposal for the Meetings;

3.              To restate the Company’s Bylaws to reflect the amendments set forth above; and

4.              To approve the long-term incentive plan for the Company’s executives.

Pursuant to paragraph 6 of Section 124 and to paragraph 3 of Section 135 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the  Meetings hereby called, including those mentioned in articles 9, 10, 11, 12 and 13 of CVM Instruction No. 481/09, are available to our shareholders at the Company’s headquarters and on the internet on the Company’s website (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

General Instructions:

a)     To participate in the Meetings in person or by proxy, we request that you present to the Company, at least 48 hours prior to the date of the Meetings, the following documents: (i) power of attorney with special powers for representation at the Meetings, in the case of a proxy; (ii) for shareholders who have their shares deposited in the fungible custody of shares, an extract provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meetings, you shall also inform the Company, at least 48 hours before the Meetings, whether you belong to a Shareholders Group (as such term is defined in the Company’s Bylaws).

b)     The documents mentioned in item “a” above shall be sent to the attention of the Investor Relations Department, at investor.relations@embraer.com.br.

c)     In order to participate in the Meetings through distance voting ballot (boletim de voto à distância), shareholders must send a distance voting ballot (boletim de voto à distância) directly to the Company or through third parties, according to the instructions set forth in the Manual and Management’s Proposal for the Meetings released on this same date and available on the websites above.

d)     Given the guidelines of the Health Ministry (Ministério da Saúde) and of the Government of the State of São Paulo for the prevention and combating of the new coronavirus (COVID-19), the Company suggests that its shareholders, if possible, use the distance voting ballot (boletim de voto à distância) to participate in the Meetings hereby convened.

e)     The slates of candidates that are running for the Fiscal Council positions, as proposed by the Fiscal Council are available to shareholders at the Company’s headquarters and on the internet on the websites of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), the Company (ri.embraer.com.br) and the Brazilian Securities Commission – CVM (www.cvm.gov.br). Shareholders wishing to propose another slate for the Fiscal Council must comply with the provisions in paragraph 2 of Section 31 of the Company’s Bylaws. Any such slate proposed by the shareholders will be made available by the Company as contemplated in paragraph 2 of Section 31 of the Company’s Bylaws.

São José dos Campos, March 27th, 2020.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations